QuickLinks -- Click here to rapidly navigate through this document

Exhibit 5.3

CONSENT OF AUDITORS

        We have read the short form base shelf prospectus of the Company dated January 6, 2004 relating to the sale and issuance of debt securities of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the use through incorporation by reference in this prospectus of our report dated January 31, 2003 to the shareholders of the Company on the consolidated statements of financial position of the Company as at December 31, 2002 and 2001 and the consolidated statements of earnings, shareholders' equity and cash flows of the Company for each of the years in the two-year period ended December 31, 2002.

Toronto, Ontario	/s/ DELOITTE & TOUCHE LLP
January 6, 2004	Chartered Accountants

QuickLinks

CONSENT OF AUDITORS